Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2004	2005	2006	2007	2008
Income from continuing operations before income tax	$135,510	$300,576	$413,934	$548,445	$524,542

Add:
Fixed charges	74,665	105,077	133,012	174,345	224,055
Amortization of capitalized interest	7,179	3,067	5,142	6,014	7,288

Less:
Interest capitalized	2,598	9,544	13,483	5,671	8,281
Equity in (losses) gains of unconsolidated affiliates	—	—	—	—	—
Losses attributable to minority interests	—	—	—	—	—

Earnings as adjusted	$214,756	$399,176	$538,605	$723,133	$747,604

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$55,113	$72,470	$89,379	$128,733	$162,614
Interest capitalized	2,598	9,544	13,483	5,671	8,281
Portion of rent expense representative of interest (30%)	16,954	23,063	30,150	39,942	53,159

Fixed charges	$74,665	$105,077	$133,012	$174,346	$224,054

Ratio of earnings to fixed charges	2.88	3.80	4.05	4.15	3.34